

Mailstop 3561

August 19, 2015

Jason E. Wilkinson
President
Alpine Auto Brokers, Inc.
749 South State Street
Salt Lake City, UT 84121

> **Re: Alpine Auto Brokers, Inc.**
> **Pre-effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 4, 2015**
> **File No. 333-204161**

Dear Mr. Wilkinson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2015 letter.

Description of Business, page 24

1. We note your disclosure that "[you] have found that low mileage vehicles have greater demand and sell more easily than high mileage vehicles." Please clarify the basis for this statement, including whether it is based on the personal experience of your sole officer alone.

Presold Vehicles, page 26

2. Please discuss any material risks associated with your presold vehicles business in the risk factors section of your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years ended December 31, 2013 and 2014, page 29

3. We note your revisions to your discussion of results of operations in response to comment 12. Please revise your disclosure to include a discussion of the changes in results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Also, as previously requested, please provide more insight to your investors regarding the underlying factors contributing to the increases or decreases in the components of your net income. As one example, explain why there were fewer vehicle sales in the later period. Refer to Item 303 of Regulation S-K.

Consolidated Statements of Operations, page F-3

4. We note your response to comment 19 and your inclusion of earnings per share in the consolidated statements of operations for the six months ended June 30, 2015. Please revise your statements of operations for the years ended December 31, 2014 and 2013 to include earnings (loss) per share as well.

Note 1 – Organization and History, page F-6

5. We note your additions to your disclosure regarding your business in response to comment 20. As previously requested, please tell us how you determined that gross revenue recognition was appropriate as opposed to recognizing the net commission or fee retained as an agent. Refer to ASC 605-45-45 and discuss how each of the factors listed impacted your analysis.

Consolidated Balance Sheets, page F-9

6. We note that the disclosure regarding the common stock account that 20,000,000 shares are authorized at $0.00001 par value and that 6,000,000 and 5,000,000 shares are issued and outstanding at March 31, 2013 and December 31, 2012. This does not appear to agree with other information provided in your registration statement. Please revise or explain.

Consolidated Statement of Operations, page F-10

7. Please revise to include the comparative interim period of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X. Please also apply this comment to your consolidated statements of cash flows.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Chase Chandler